October 4, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Russell Mancuso

Re:	BioSig Technologies, Inc.
Registration Statement on Form S-1, originally filed July 22, 2013
File No. 333-190080, as amended (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of BioSig Technologies, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 2 to Form S-1 (“Amendment No. 2”), marked to show changes from Amendment No. 1 to Registration Statement on Form S-1 of the Company (File No. 333-190080), filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2013 (“Amendment No. 1”).  We acknowledge receipt of the letter of comment dated September 27, 2013 (the “Comment Letter”) from the staff (the “Commission Staff”) of the Division of Corporation Finance of the Commission regarding the Registration Statement.  The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Commission Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Commission Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Prospectus Cover

1.
We note your revisions in response to prior comment 6. Please tell us what you intend as the difference between “privately negotiated prices” and “transactions that are not in the public market” in the second paragraph under your logo on the prospectus cover and on page 54.

Response:

The Company has revised the disclosure in the second paragraph under its logo on the prospectus cover, in the Prospectus Summary section and in the Plan of Distribution section of Amendment No. 2 to clarify that after the Company’s common stock is quoted on the OTC Bulletin Board, the shares of common stock may be sold at prevailing market prices or in transactions that are not in the public market.

Prospectus Summary, page 1

U.S. Securities and Exchange Commission
October 4, 2013

2.	Please highlight in your prospectus summary the information provided in response to prior comment 18.

Response:

The Company has included the information in the prospectus summary on page 1 of Amendment No. 2.

Risk Factors, page 2

3.
We note your revised disclosure on page 17 concerning your research and development expenses for the six months ended June 30, 2013. Please revise your risk factor disclosure to address how the funding constraints you reference have impacted your product development.

Response:

The Company has revised the risk factor on page 2 of Amendment No. 2 to disclose the impact that funding constraints have on the Company’s product development.

We are obligated to develop and maintain..., page 13

4.	Please refer to the Instructions to Regulation S-K, Item 308 and revise your disclosure concerning the December 31, 2013 date to reflect the correct fiscal year.

Response:

The Company has revised the disclosure on page 12 of Amendment No. 2 to reflect that it would be required to perform the annual review and evaluation of its internal controls no later than for the fiscal year ending December 31, 2014.

While we currently qualify as an “emerging growth company,” page 13

5.
We note the last paragraph of your response to prior comment 3. Please tell us why the material that you circulated in connection with this offering in reliance on Section 5(d) of the Securities Act indicates that this is a private offering and refers to an offering of securities that are not being sold in connection with this offering.

U.S. Securities and Exchange Commission
October 4, 2013

Response:

The written material that was provided supplementally with the response letter accompanying Amendment No. 1 (the “PPM”) was distributed in connection with a private placement of the Company’s Series C Preferred Stock and related warrants and was not distributed in anticipation of the secondary offering being registered on Amendment No. 2.  To clarify the Company’s response to prior comment 3, the PPM was distributed in connection with an offering that was exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and was not distributed in reliance on Section 5(d) of the Securities Act in connection with this secondary offering being registered on Amendment No. 2.  The Company supplementally provided the PPM in order to provide the Commission Staff with all distributed materials related to the securities that are convertible or exercisable into the shares of common stock that are being registered on Amendment No. 2.

Risks Related to our Series C Preferred Stock, page 14

6.	Please provide us your analysis of whether your dividend obligation to your preferred stockholders presents a risk to investors purchasing common stock in this offering.

Response:

The Company has added a risk factor addressing the dividend obligation to the holders of its Series C Preferred Stock on page 14 of Amendment No. 2.

Our Series C Preferred Stock and our warrants, page 14

7.
Please address that part of prior comment 8 that asked you to highlight in the risk factor the extent to which you historically have reduced the original conversion or exercise prices of outstanding securities.

Response:

The Company has made the requested revision by expanding the discussion in the risk factor beginning “Our Series C Preferred Stock and our warrants” on page 14 of Amendment No. 2.

Overview, page 21

8.
We note your revision mentioned in response to prior comment 20. Please disclose the criteria that you used to determine that the changes were “significant” and “material” as you mention in the first bullet point on page 23.

Response:

The Company has revised its disclosure in the first bullet point on page 23 of Amendment No. 2 to remove the terms that qualify the reduction in baseline wander, noise, and artifacts and the higher diagnostic value provided by the PURE EP System as compared to the original recordings.

Our Industry, page 23

U.S. Securities and Exchange Commission
October 4, 2013

9.	Please tell us why you have revised your disclosure in the second paragraph in this section to remove discussion of the 2011 study and replaced it with 2010 information.

Response:

The Company removed the discussion of the 2011 study because the 2011 study used data that was collected in 2006, while the 2010 study employed more recent information.  The Company has further revised its disclosure on page 23 of Amendment No. 2 with respect to ablation studies.

Treatment of Atrial Fibrillation..., page 24

10.
Please ensure that the disclosure that you present is balanced. For example, given the information that you present in this section, it is unclear how investors would know of the limitations mentioned at the bottom of page 61 of the material that you attached to your response letter and the issues mentioned in the first paragraph on page 62 of that material.

Response:

The Company has expanded the disclosure on page 24 of Amendment No. 2 to include the limitations and challenges relating to atrial fibrillation and ventricular tachycardia.

11.	Please clarify what you mean by “Mahapatra S.”

Response:

The Company has clarified that this is the name of a physician that published a relevant study cited on page 24 of Amendment No. 2.

Initial Analysis, page 26

12.	We note your response to prior comment 21; however, you did not tell us whether the recording from the “competitive” system represents a typical recording. Please address this aspect of the comment.

Response:

The Company has revised the caption on page 26 of Amendment No. 2 to clarify that the original recording was recorded in a challenging recording environment, which was more relevant to the initial analysis than the actual system that produced the recording.

Strategic Alliances, page 27

U.S. Securities and Exchange Commission
October 4, 2013

13.	Please expand your disclosure in the second paragraph to clarify when your collaboration with Dr. Natale and Dr. Di Biase occurred.

Response:

The Company has expanded its disclosure on page 27 of Amendment No. 2 to include the duration of the Company’s collaboration with Dr. Natale and Dr. Di Biase.

Intellectual Property, page 29

14.
Please disclose the substance of your response to prior comment 25. In your revised disclosure, please clarify how you currently have rights to the technology if it has not yet been assigned to you. File all related agreements as exhibits to your registration statement.

Response:

The Company has expanded its disclosure on page 29 of Amendment No. 2 to explain its current rights to the intellectual property necessary for its products.  There are no agreements related to the intellectual property used by the Company.

Government Regulation, page 29

15.
We note your revised disclosure in response to prior comment 26; however, you have not addressed the second sentence of the prior comment. Please disclose the implications in the event your belief concerning classification is incorrect, and add any material risk factors, as appropriate.

Response:

The Company has disclosed the implications if its belief concerning the classification of its product is incorrect on page 30 of Amendment No. 2.  The Company believes that the likelihood of its product being classified as a Class III device is sufficiently remote that no material risk factor is necessary.

Biographical Information, page 32

16.
We note your revised disclosure in response to prior comment 30 concerning Mr. Chaussy's past service as the chief financial officer for “small publicly traded” companies. To the extent that he held any of these positions during the past five years, please disclose the information required by Regulation S-K, Item 401(e)(1) and ensure that the period during which Mr. Chaussy worked for those entities is clear.

U.S. Securities and Exchange Commission
October 4, 2013

Response:

The Company notes that Mr. Chaussy has not held any executive officer positions for any public companies during the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 37

17.
Please include the information in the tabular form indicated by Regulation S-K Item 403(b) for your management’s beneficial ownership of your series A and B shares. In addition, show the effect of this offering on your disclosure in this section, including the automatic conversion mentioned in response to prior comment 49.

Response:

The Company has made the requested revision by adding a table addressing its management’s beneficial ownership of its shares of Series B Preferred Stock and revising the existing beneficial ownership table for its shares of Series C Preferred Stock on page 39 of Amendment No. 2.  No member of the Company’s management owns shares of the Company’s Series A Preferred Stock.

Selling Stockholders, page 39

18.	Regarding your response to prior comment 41:

•
Please explain to us how you determined the size of your public float. In this regard, we note the holdings of your officers and directors as disclosed in your beneficial ownership table. As appropriate, please provide us with a revised analysis concerning the relative size of the present offering.

Response:

The determination whether the offering covered by Amendment No. 2 is a valid secondary offering is based on all of the circumstances of the offering, including but not limited to those addressed by the Staff in its comment above.  Therefore, before answering the Staff’s specific questions, the Company is providing some background regarding its overall analysis and all of the factors that the Company considered in concluding that the offering is a valid secondary offering.

Background

As described in our response to prior comment 41, in determining that none of the selling stockholders should be deemed underwriters with respect to the offering covered by the Registration Statement and that the offering is a valid secondary offering, the Company reviewed the guidance set forth in Interpretive Response 612.09, posted by the Staff on January 26, 2009, which provides that:

U.S. Securities and Exchange Commission
October 4, 2013

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

Applying the guidelines above, the Company analyzed (1) how long the selling stockholders have held the securities, (2) the circumstances under which the securities were received, (3) their relationship to the Company, (4) the amount of shares involved, (5) whether the selling stockholders are in the business of underwriting securities, and (6) whether the circumstances indicate that the selling stockholders are acting as a conduit for the Company.  A description of the Company’s analysis with respect to each of these factors is set forth in detail in our response to prior comment 41.  Below is a summary of the Company’s analysis with respect to each factor:

•
How long the selling stockholders have held the securities.  To date, the selling stockholders holding a majority of the securities have held their shares of the Company’s Series C Preferred Stock and related warrants since February 2013.  In addition, it is unlikely that the selling stockholders will be able to sell the shares of the Company’s common stock underlying the securities in any sort of immediate fashion and the selling stockholders will likely remain holders of the Company’s securities for an extended period of time due to the lack of a current market for the Company’s common stock, the anticipated time it will take for the Company’s common stock to be eligible for trading on the OTC Bulletin Board and the anticipated relative illiquidity of the Company’s common stock due to a lack of analyst coverage for, and investor interest, in the Company.  Further, none of the selling stockholders have converted or exercised any portions of the securities, and no shares underlying the securities have therefore been issued.  Finally, although the selling stockholders had registration rights for the common stock underlying the securities, registration rights, in and of themselves, do not evidence an intent on the part of the selling stockholders to sell shares. The fact that the Registration Rights Agreement originally contemplated a generous 120-day window before the filing of the registration statement (as opposed to a more typical 30-day period), which was subsequently extended to July 22, 2013, which was approximately five and a half months after the date of the Securities Purchase Agreement, suggests the absence of any such distributive intent.

U.S. Securities and Exchange Commission
October 4, 2013

•
The circumstances under which the securities were received.  Except for the warrant issued to the placement agent (the “Placement Agent Warrant”) and the warrants issued to certain of the selling stockholders as consideration for amending the terms of the Securities Purchase Agreement and the Registration Rights Agreement (the “July 15 Warrants”), all of the securities were issued in private placement transaction that were arms’ length transactions and the Company’s legal counsel did not provide any services to any of the selling stockholders in connection with these transactions.  In addition, for the issuance of the Placement Agent Warrant and the issuance of the July 15 Warrants, the placement agent and the lead investor of the selling stockholders were each represented by separated legal counsel, respectively. The Staff should also note that none of the securities include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions.

•
The relationship to the Company.  Other than Mr. Londoner, the Company’s president and chief executive officer and director, and Mr. Steinhouse, the Company’s director, none of the selling stockholders is currently, or has ever been, an affiliate of the Company, and Messrs. Londoner and Steinhouse were investors who had originally been issued bridge notes and related warrants as part of a bridge financing transaction that did not contemplate registration rights being granted to the shares of common stock underlying the bridge notes.  Furthermore, each of Mr. Londoner and Mr. Steinhouse will retain a significant portion of the Company’s securities that such individual holds, even assuming the sale of the securities being registered on Amendment No. 2.

•
The amount of shares involved. Although the selling stockholders are registering a number of shares that may constitute more than one-third of the Company’s public float held by non-affiliates, the Company does not believe that this alone should result in the conclusion that the secondary offering by the selling stockholders is really a primary offering by the Company.  Although the number of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, the Company understands that it is only one factor, that other factors and features of the offering are equally or more important, and that there are numerous instances where the Commission has deemed offerings of very large numbers of shares in comparison to a company’s non-affiliate public float to proceed as valid secondary offerings. In addition, it is the Company’s understanding that the Staff’s concern with potential secondary offerings involving a large number of shares in comparison to a company’s public float is aimed at offerings with toxic features in an effort to deter abusive practices.  As described in more detail below, neither the Series C Preferred Stock nor the warrants contain any such toxic features.  In addition, although a large number of shares are being registered hereby, the Company believes that the limited trading volume of its common stock would make it very unlikely that anything close to that number could realistically be resold in the near future.

•	Whether the sellers are in the business of underwriting securities. To the Company’s knowledge, none of the selling stockholders is in the business of underwriting securities.

•
Whether under all the circumstances it appears that the seller is acting as a conduit for the Company. For all the reasons set forth above and below, the Company does not believe that the selling stockholders are acting as conduits for the Company in a distribution of the common stock underlying the securities and the shares of common stock issued in lieu of payment of accrued interest to the investors who had originally been issued bridge notes (the “Interest Shares”).

U.S. Securities and Exchange Commission
October 4, 2013

Number of Shares of Common Stock

Although the selling stockholders are registering a number of shares that may constitute more than one-third of the Company’s public float held by non-affiliates, the Company does not believe that this alone should result in the conclusion that the secondary offering by the selling stockholders is really a primary offering by the Company.

Amendment No. 2 covers a maximum of 3,136,984 shares, which is comprised of 3,128,043 shares of common stock that the selling stockholders could acquire if they converted all of their shares of Series C Preferred Stock at the current conversion price and exercised all of their warrants and 8,941 shares of common stock that represent the Interest Shares.  It should be noted that the exercise price of the warrants is $2.61 per share, which is substantially higher than the fixed price of $2.09 per share that the selling stockholders will sell their shares of common stock until a market develops for the Company’s common stock.  Therefore, of the 3,136,984 shares covered by Amendment No. 2, 1,797,416 shares, a sum that represents greater than 57% of the shares covered by Amendment No. 2, are underlying the warrants, which will likely not be exercised until the share price of the common stock is greater than the exercise price of the warrants.

If all directors and officers of the Company are treated as affiliates, the number of shares covered by Amendment No. 2 that the selling stockholders currently have the right to acquire amounts to 78% of the Company’s non-affiliate public float based on the number of shares outstanding as of the date hereof, assuming conversion of the Series C Preferred Stock and exercise of the warrants, and 60% of the Company’s non-affiliate public float based on the number of shares outstanding as of the date hereof, assuming conversion of the Series C Preferred Stock and no warrants are exercised.  In addition, if the total number of shares of common stock into which the Company’s Series A Preferred Stock and Series B Preferred Stock will automatically convert upon the Company becoming subject to the reporting requirements under Section 13 or 15(d) of the Securities and Exchange Act, as amended, is included in the Company’s non-affiliate public float, the number of shares covered by Amendment No. 2 that the selling stockholders currently have the right to acquire amounts to 62% of the Company’s non-affiliate public float, assuming conversion of the Series C Preferred Stock and exercise of the warrants, and 41% of the Company’s non-affiliate public float, assuming conversion of the Series C Preferred Stock and no warrants are exercised.

Although the number of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, the Company understands that it is only one factor, that other factors and features of the offering are equally or more important, and that there are numerous instances where the Commission has deemed offerings of very large numbers of shares in comparison to a company’s non-affiliate public float to proceed as valid secondary offerings.

U.S. Securities and Exchange Commission
October 4, 2013

For the reasons described above, in light of all of the facts and circumstances, the Company does not believe that the selling stockholders are acting as a conduit for the Company in connection with a distribution of the shares of common stock underlying the Series C Preferred Stock and warrants and the Interest Shares.  Most importantly, as described above, the selling stockholders, although they negotiated for registration rights, will be unable to sell their shares for a significant period of time due to the current lack of any public market for the Company’s common stock, the anticipated time that will be required for the Company’s common stock to be eligible for trading on the OTC Bulletin Board and the anticipated relative illiquidity of the Company’s common stock after it is eligible for trading on the OTC Bulletin Board, due to the expected lack of research coverage of, and investor interest in, the Company.  Furthermore, as noted above, a majority of the shares of common stock being registered on Amendment No. 2 are those underlying the warrants, which will most likely not be exercised so long as the exercise price that is greater than the market price of the common stock.

Furthermore, it is the Company’s understanding that the Staff’s concern with potential secondary offerings involving a large number of shares in comparison to a Company’s public float is aimed at offerings with toxic features (which features are not present in either the Series C Preferred Stock or the warrants) in an effort to deter abusive practices.  The Company understands that several years ago, the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock.  When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of toxic transactions, the Company understands that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, according to the Office of the Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.  Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1  Although each of the Series C Preferred Stock and the warrants contain anti-dilution adjustments, most notably in the event that the Company issues securities at a price per share less than the conversion price of the Series C Preferred Stock and the exercise price of the warrants, respectively, none of these adjustments permit the types of abuses that the Commission aims to deter.  Each of the Series C Preferred Stock and the warrants contain typical full ratchet anti-dilution adjustments, but do not include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions.

  1 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

U.S. Securities and Exchange Commission
October 4, 2013

•	Please clarify how the agreements described on page 49 and in footnote 17 to the selling stockholders table affect your analysis.

Response:

The Company believes that the agreements described on page 49 and in footnote 17 to the selling stockholders table do not materially affect the Rule 415 analysis in response to prior comment 41.  The nature of the agreements between the Company and the holders of the Company’s Series C Preferred Stock is one that is not uncommon between a company and holders of its preferred stock or debt.  The restrictive covenants to which the Company is subject as a result of the terms of its Series C Preferred Stock are not evidence of control of the Company by the holders of the Series C Preferred Stock, but are measures to insure the Series C Preferred Stock holders that the Company will not enter into any extraordinary transactions that may negatively affect the value of the Company, such as incurring substantial debt or entering into transactions with affiliates at below-market terms, which would in turn negatively affect the value of the Series C Preferred Stock.  As such, the terms of the Series C Preferred Stock do not support the proposition that there is an affiliate relationship between the Company and the Series C Preferred Stock holders.

•
On page 15 of your response letter, you say that in August 2013 you issued securities for interest on notes that you say on page 13 were exchanged for shares and warrants in February 2013. Please clarify in your prospectus why the exchanged notes continue to earn interest, the interest rate, and the rate at which the interest was converted into shares.

Response:

The Company has clarified on page 39 of Amendment No. 2 the reason that the exchanged notes continued to earn interest, the interest rate, and the rate at which the interest was converted into shares.

19.	Please reconcile the $2.61 warrant exercise price mentioned in your response to prior comment 41 with the $2.09 exercise price mentioned in the first paragraph of this section.

Response:

The Company notes that the reference to $2.09 in the first paragraph of the “Selling Stockholders” section is related to the price per share at which the Company’s Series C Preferred Stock will convert into shares of common stock.  The exercise price for the Company’s warrants is $2.61 per share.

U.S. Securities and Exchange Commission
October 4, 2013

20.	Please confirm that the table on page 40 reflects the same number of shares offered as does the fee table.

Response:

The Company has revised the table on page 40 to reflect the same number of shares offered as otherwise set forth in Amendment No. 2.

Rule 144 Shares, page 46

21.	With a view toward clarification of your disclosure added in response to prior comment 52, please tell us when you believe your common equity can be resold pursuant to Rule 144.

Response:

In general, under Rule 144 promulgated under the Securities Act (“Rule 144”), beginning 90 days after the consummation of the offering being registered on Amendment No. 2 (the “Offering”), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities, within the meaning of Rule 144, proposed to be sold for at least six months (including the holding period of any prior owner other than one of the Company’s affiliates), would be entitled to sell those shares in the public market without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of the Company’s affiliates, then such person is entitled to sell such shares in the public market immediately upon the closing of the Offering without complying with any of the requirements of Rule 144.

Series C Preferred Stock, page 48

22.
Refer to your disclosure that the holders of the Series C Preferred Stock vote together with your common stock on an as-converted basis, but may not vote the Series C stock in excess of 4.99% or 9.99% of your then outstanding shares. Please clarify when the 4.99% applies and when the 9.99% limitation applies. Also, please clarify which Series C stockholders will be unable to vote when the outstanding Series C represents more than the applicable percentage of common on an as-converted basis.

Response:

The Company has clarified on page 49 of Amendment No. 2 concerning the application of the 4.99% and the 9.99% limitation.

U.S. Securities and Exchange Commission
October 4, 2013

Plan of Distribution, page 54

23.	Please expand your response to prior comment 58 to tell us the basis for your conclusion stated in the first sentence in that response.

Response:

The Company has added a risk factor on page 12 of Amendment No. 2 to address the risks associated with lack of state registration or qualification.

Recent Sales of Unregistered Securities, page II-1

24.	Please refer to prior comment 70, and provide us with a response that reconciles the information contained here with the information contained on pages F-21 and F-24.

Response:

The Company has revised its disclosure in the “Recent Sales of Unregistered Securities” section on page II-1 through II-3 of Amendment No. 2 to include the relevant information with respect to sales of the Company’s unregistered securities contained on pages F-21 and F-24.

Exhibits

25.	Please refer to prior comment 71, and file the exhibits to Exhibit 10.5 and the schedules to Exhibit 10.6.

Response:

The Company has filed with Amendment No. 2 complete versions of Exhibit 10.5 and Exhibit 10.6.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.

cc:           Kenneth Londoner, BioSig Technologies, Inc.